Exhibit 99.1

March 15, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”)—Immediate Report Regarding its Entry into an Engagement Letter with Citigroup Global Markets Limited

The Company is pleased to report that on March 12, 2015, it and Ronen Ashkenazi Holdings Ltd., the other shareholder of Gazit-Globe Israel (Development) Ltd. (“Gazit Development”)1, entered into an engagement letter with Citigroup Global Markets Limited, to explore different strategic alternatives regarding the operations of Gazit Development’s income-producing properties and land for development or the holdings of the Company and Ronen Ashkenazi Holdings Ltd. in Gazit Development.

It should be noted that, as of this date, there is no certainty that any transaction will be undertaken nor is there any certainty regarding the terms of such potential transaction. Any transaction remains subject, among other things, to the review and approval of the appropriate internal organs of Gazit Development and the Company (if so required).

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

[1]	A private company in which the Company holds 84.65% of its outstanding share capital.